FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of February 2007

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No       X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains a press release issued by the registrant on February 15, 2007.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include the impact on Cantv’s business that may result from the Government’s planned nationalization of Cantv, economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: February 16, 2007

From:			FOR IMMEDIATE RELEASE
CANTV
	Avenida Libertador	Contact:	Gregorio Tomassi, CFA
	Centro Nacional de Telecomunicaciones Caracas, Venezuela		CANTV Investor Relations
011-58-212-500-1831
FAX: 011-58-212-500-1828
E-Mail: invest@cantv.com.ve

	February 15, 2007		The Global Consulting Group 646-284-9421 (US)
E-Mail: eferrer@hfgcg.com

CANTV ANNOUNCES

DIVIDEND PAYMENT PROPOSAL, GSM NETWORK DEPLOYMENT APPROVAL,

2007 GUIDANCE AND OTHER MATTERS

Caracas, Venezuela (February 15, 2007) – Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (NYSE: VNT) announces after today’s ordinary meeting of its Board of Directors the following:

1)	The Board of Directors’ call for the annual shareholders meeting to be held on Friday March 30, 2007 at 8:30am, Caracas time	For detailed announcement see page 3

2)	The Board of Directors’ approval to propose to shareholders the payment of a dividend of Bs. 922.07 per share (US$3.003 per ADS).	For detailed announcement see page 5

3)	The Board of Directors’ approval of the deployment of a GSM network overlay	For detailed announcement see page 7

4)	The 2007 Guidance	For detailed announcement see page 9

5)	The resignation of Gustavo Roosen, Lorenzo Mendoza and Imanol Valdez as members of the Board of Directors of Cantv	For detailed announcement see page 12

6)	The Board of Directors was informed of the content of the Memorandum of Understanding between the Government of the Bolivarian Republic of Venezuela, Verizon Communications Inc. and GTE Venholdings B.V.	For detailed announcement see page 13

The Company

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with nearly 3.4 million switched fixed access lines in service, nearly 8.0 million mobile subscribers and nearly 467 thousand broadband subscribers as of December 31, 2006. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.2% (Class C Shares) and the remaining 58.7% of the capital stock is held by public and other stockholders.

Forward Looking Statements

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include the impact on Cantv’s business that may result from the Government’s planned nationalization of Cantv, economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

From:			FOR IMMEDIATE RELEASE
CANTV
	Avenida Libertador	Contact:	Gregorio Tomassi, CFA
	Centro Nacional de Telecomunicaciones Caracas, Venezuela		CANTV Investor Relations
011-58-212-500-1831
FAX: 011-58-212-500-1828
E-Mail: invest@cantv.com.ve

	February 15, 2007		The Global Consulting Group 646-284-9421 (US)
E-Mail: eferrer@hfgcg.com

CANTV BOARD OF DIRECTORS CALLS

FOR ANNUAL SHAREHOLDERS MEETING

Caracas, Venezuela (February 15, 2007) – Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (NYSE: VNT) announced today that its Board of Directors called for the Annual Shareholders meeting to be held on Friday March 30, 2007.

The agenda for this meeting includes the following items:

•	Approval of the audited financial statements for the fiscal year ending on December 31, 2006

•	Payment of dividend

•	Election of the members of the Board of Directors and their respective alternates for the period 2007-2008

•	Election of External Auditors

•	Appointment of principal Statutory Auditors and their respective alternates and the determination of their respective compensation

The Company

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with nearly 3.4 million switched fixed access lines in service, nearly 8.0 million mobile subscribers and nearly 467 thousand broadband subscribers as of December 31, 2006. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.2% (Class C Shares) and the remaining 58.7% of the capital stock is held by public and other stockholders.

Forward Looking Statements

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include the impact on Cantv’s business that may result from the Government’s planned nationalization of Cantv, economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

From:			FOR IMMEDIATE RELEASE
CANTV
	Avenida Libertador	Contact:	Gregorio Tomassi, CFA
	Centro Nacional de Telecomunicaciones Caracas, Venezuela		CANTV Investor Relations
011-58-212-500-1831
FAX: 011-58-212-500-1828
E-Mail: invest@cantv.com.ve

	February 15, 2007		The Global Consulting Group 646-284-9421 (US)
E-Mail: eferrer@hfgcg.com

CANTV BOARD OF DIRECTORS PROPOSES

DIVIDEND PAYMENT

Caracas, Venezuela (February 15, 2007) – Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (NYSE: VNT) announced today that its Board of Directors will propose to shareholders the payment of a dividend of Bs. 922.07 per share (equivalent to US$3.003 per ADS at today’s official exchange rate of Bs. 2,150 per US$1). This dividend is subject to shareholders’ approval at the Annual Shareholders Meeting, which is scheduled to be held on March 30, 2007.

This dividend amount represents the minimum required to be declared and paid by Cantv under applicable Venezuelan law.

Under the Memorandum of Understanding signed between Verizon Communication Inc. and the Bolivarian Republic of Venezuela on February 12, 2007 related to the proposed nationalization of Cantv, the payment of the dividend will result in a downward adjustment to the proposed offer price if its record date is set prior to the closing date as defined in the agreement.

A portion of the dividend will be subject to withholding tax as the retained earnings from which such portion is sourced has not been subject to income tax. This is the first time that CANTV is required to withhold on a dividend for tax purposes. The applicable withholding tax rate depends on the fiscal residence of the recipient of the dividend up to a maximum rate of 34%. The taxable portion of the US$3.003 dividend is US$0.690.

Since dividends are paid in bolivars, under the exchange control regime implemented in January 2003, the repatriation of dividends in US dollars for American Depositary Shares (ADS) holders and foreign investors must be requested from CADIVI (the Government’s Commission for Administration of Foreign Exchange). The timing for the request and final approval depend on the fulfillment of formalities and documentation with CADIVI.

The Company

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with nearly 3.4 million switched fixed access lines in service, nearly 8.0 million mobile subscribers and nearly 467 thousand broadband subscribers as of December 31, 2006. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.2% (Class C Shares) and the remaining 58.7% of the capital stock is held by public and other stockholders.

Forward Looking Statements

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include the impact on Cantv’s business that may result from the Government’s planned nationalization of Cantv, economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

From:			FOR IMMEDIATE RELEASE
CANTV
	Avenida Libertador	Contact:	Gregorio Tomassi, CFA
	Centro Nacional de Telecomunicaciones Caracas, Venezuela		CANTV Investor Relations
011-58-212-500-1831
FAX: 011-58-212-500-1828
E-Mail: invest@cantv.com.ve

	February 15, 2007		The Global Consulting Group 646-284-9421 (US)
E-Mail: eferrer@hfgcg.com

CANTV BOARD OF DIRECTORS APPROVED

THE DEPLOYMENT OF A GSM NETWORK

Caracas, Venezuela (February 15, 2007) – Compañía Anónima Nacional Teléfonos de Venezuela (Cantv) (NYSE: VNT), announced today that it approved the deployment of a GSM network, which will coexist with its current CDMA/EV-DO network. With this GSM network, Movilnet, Cantv’s mobile subsidiary will be in a position to complement its products and service offerings in response to the growing demands of the Venezuelan mobile telecommunications service market.

Given the current penetration levels and competitive conditions, the challenges of capturing and retaining subscribers is expected to increase. The use of GSM technology will allow the development of competitive offers targeted to the high value customer segment where GSM will be the technology of choice in 2007.

With this decision, Cantv believes it will be able to strengthen its market share position while seeking to gain revenue share leadership.

Movilnet’s customers served with CDMA technology are expected to continue to benefit from innovative products and services, and also enjoy superior data service offerings. During 2007, the Company expects to continue investing to expand capacity and coverage of its CDMA network.

GSM network deployment is expected to begin as soon as supply contracts are signed. We anticipate such contracts to be signed in March, 2007. Revenue estimates, costs and investments contained in Guidance 2007 published today take into account the effect of the proposed investment in the new network for 2007.

Movilnet’s GSM network deployment plan assumes an investment of US$250 million during 2007 and 2008 to achieve coverage equivalence to CDMA. Cantv aims to capture more than 600 thousand GSM subscribers by the end of 2008.

Movilnet expects to take advantage of the knowledge acquired over the last several years deploying and operating different technologies, as well as the versatility in the operation and integration of its current systems and networks to ensure high efficiency and quality levels on managing coexisting networks.

Cantv will continue to evaluate the evolution of both technologies together with the Venezuelan market preferences and spectrum availability to assess its expansion plans in the coming years.

The Company

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with nearly 3.4 million switched fixed access lines in service, nearly 8.0 million mobile subscribers and nearly 467 thousand broadband subscribers as of December 31, 2006. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.2% (Class C Shares) and the remaining 58.7% of the capital stock is held by public and other stockholders.

Forward Looking Statements

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include the impact on Cantv’s business that may result from the Government’s planned nationalization of Cantv, economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

From:	Compañía Anónima Nacional Teléfonos de Venezuela (Cantv) NYSE: VNT	For Release:	FOR IMMEDIATE RELEASE
		Contact:	Cantv Investor Relations +011 58 212 500-1831 (Main) +011 58 212 500-1828 (Fax) Email: invest@cantv.com.ve

	February 15, 2007		The Global Consulting Group 646-284-9421 (US) E-Mail: eferrer@hfgcg.com

CANTV ANNOUNCES 2007 GUIDANCE

INITIAL NOTES

•	Cantv 2007 Guidance is based on the Company’s current business plan. Potential change of control may result in changes to Company’s business plan with a direct impact to this Guidance

•	Macroeconomic indicators presented here are based on a compilation of market consensus and constitute the Company’s working scenario assumed to define the Guidance for operating and financial indicators

MACROECONOMIC INDICATORS

	Range
	From	To
Economic growth
Total GDP Growth	6.5%	7.3%
Oil GDP Growth	8.2%	10.3%
Average oil price (US$ per barrel) *	$44.00	$50.00
Non-Oil GDP Growth	1.0%	1.4%
Communication GDP	15.0%	15.4%
Exchange rate (Bs./US$)
Average	2,150	2,300
Year-end	2,150	2,450
Devaluation (Year-to-Year)	0	14.0%
Inflation (CPI)
CPI	18%	24%
WPI	22%	26%

*	Venezuelan basket

KEY OPERATING INDICATORS

(In thousands)

	Range		Growth range
	From	To	From	To
Fixed
Fixed access lines *	4,090	4,145	19.0%	20.0%
ADSL lines	850	923	88.0%	104.0%
Mobile subscribers	9,150	9,306	16.0%	18.0%

Regulated Tariffs Effective Increase			0.0%	0.0%

*	Excludes ADSL and private circuits

KEY FINANCIAL INDICATORS

(In billions of Bs.)

	Range		Growth range
	From	To	From	To
Revenue	8,449	8,914	24%	30%
Cash operating expenses	6,316	6,631	24%	31%
EBITDA	2,133	2,283	21%	30%
EBITDA Margin (bp and percentages)	25%	26%	(100)	0
Net Income (loss)	1,170	1,347	4%	19%
CAPEX	1,838	1,613	53%	34%
Free Cash Flow	521	673	(24)%	(2)%

COMPANY PROFILE

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with nearly 3.4 million switched fixed access lines in service, nearly 8.0 million mobile subscribers and nearly 467 thousand broadband subscribers as of December 31, 2006. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.2% (Class C Shares) and the remaining 58.7% of the capital stock is held by public and other stockholders.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS:

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include the impact on Cantv’s business that may result from the Government’s planned nationalization of Cantv, economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

GLOSSARY OF KEY TERMS

ADSL:	Asymmetrical Digital Subscriber Lines.

Capital expenditures (CAPEX):	Net cash used in investing activities, including acquisition of property, plant and equipment and information systems.

EBITDA:	Earnings before interest, taxes, depreciation and amortization, equivalent to operating income plus depreciation and amortization.

EBITDA margin:	EBITDA as a percent of total operating revenue.

Free cash flow (FCF):	Cash flow from operating activities minus cash used in investing activities.

Switched access lines:	Fixed access lines including residential, non residential and public telephony.

From:			FOR IMMEDIATE RELEASE
CANTV
	Avenida Libertador	Contact:	Gregorio Tomassi, CFA
	Centro Nacional de Telecomunicaciones Caracas, Venezuela		CANTV Investor Relations
011-58-212-500-1831
FAX: 011-58-212-500-1828
E-Mail: invest@cantv.com.ve

	February 15, 2007		The Global Consulting Group 646-284-9421 (US)
E-Mail: eferrer@hfgcg.com

CANTV ANNOUNCES THE RESIGNATION

OF THREE MEMBERS OF ITS BOARD OF DIRECTORS

Caracas, Venezuela (February 15, 2007) – Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (NYSE: VNT) announced today that Messrs. Gustavo Roosen, Lorenzo Mendoza and Imanol Valdez, resigned as members of the Board of Directors of Cantv, effective before today’s Board meeting.

The Board of Directors of CANTV is expected to nominate candidates in respect to these vacancies, together with other nominees to the Board who will stand for election at the Annual Shareholders Meeting scheduled for March 30, 2007.

The Company

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with nearly 3.4 million switched fixed access lines in service, nearly 8.0 million mobile subscribers and nearly 467 thousand broadband subscribers as of December 31, 2006. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.2% (Class C Shares) and the remaining 58.7% of the capital stock is held by public and other stockholders.

Forward Looking Statements

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include the impact on Cantv’s business that may result from the Government’s planned nationalization of Cantv, economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

From:			FOR IMMEDIATE RELEASE
CANTV
	Avenida Libertador	Contact:	Gregorio Tomassi, CFA
	Centro Nacional de Telecomunicaciones Caracas, Venezuela		CANTV Investor Relations
011-58-212-500-1831
FAX: 011-58-212-500-1828
E-Mail: invest@cantv.com.ve

	February 15, 2007		The Global Consulting Group 646-284-9421 (US)
E-Mail: eferrer@hfgcg.com

CANTV BOARD OF DIRECTORS WAS INFORMED TODAY ABOUT THE CONTENT OF THE

MEMORANDUM OF UNDERSTANDING SIGNED BETWEEN THE GOVERNMENT OF

VENEZUELA, VERIZON COMMUNICATIONS, INC. AND GTE VENHOLDINGS B.V.

Caracas, Venezuela (February 15, 2007) – Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (NYSE: VNT) announced today that its Board of Directors was informed today of the content of the Memorandum of Understanding between the Government of the Bolivarian Republic of Venezuela, Verizon Communications Inc. and GTE Venholdings B.V.

On January 8, 2007, the President of the Bolivarian Republic of Venezuela announced the nationalization of CANTV, since it is considered a national strategic enterprise. On February 12, 2007, the Government of the Bolivarian Republic of Venezuela entered into a memorandum of understanding with Verizon to acquire Verizon’s equity interest in CANTV, for an aggregate purchase price of US$572.2 million in cash. The purchase price represents US$2.55 per ordinary CANTV share or US$17.85 per CANTV ADS.

The terms of the memorandum of understanding also include a commitment by the Government to launch, within 45 days following the date of the agreement, concurrent tender offers in the Bolivarian Republic of Venezuela and the United States of America, to acquire any and all shares (and ADS) of capital stock of CANTV at a price per share of the bolivar equivalent of not less than US$2.55 (calculated at the official exchange rate at closing date) and a price per ADS of not less than US$17.85, subject to certain conditions, including the completion of a due diligence investigation and the receipt of certain regulatory approvals. The acquisition price would be adjusted downward to give effect to any dividend required to be declared and declared and paid by CANTV with a record date after February 12, 2007 and prior to the closing date, as defined in the agreement.

The Company

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with nearly 3.4 million switched fixed access lines in service, nearly 8.0 million mobile subscribers and nearly 467 thousand broadband subscribers as of December 31, 2006. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.2% (Class C Shares) and the remaining 58.7% of the capital stock is held by public and other stockholders..

Forward Looking Statements

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include the impact on Cantv’s business that may result from the Government’s planned nationalization of Cantv, economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.